SPORTSTRAC SYSTEMS, INC.
                          Suite 100, 6654 Gunpark Drive
                                Boulder, CO 80301
                              Phone: (303) 527-0600
                               Fax: (303) 527-1661

                                  June 14, 2000

Via Edgar and Overnight Delivery
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

          RE:       SportsTrac Systems, Inc.
                    Registration Statement on Form SB-2
                    Filed July 15, 1999
                    File No. 333-82885

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, SportsTrac Systems, Inc. ("Registrant") hereby applies to the Securities and Exchange Commission (the "Commission") for consent to withdraw the referenced Registration Statement on Form SB-2 (the "Registration Statement"), such withdrawal to be effective as of the date hereof or at the earliest practical date thereafter. As grounds for this application, Registrant has determined that it will not proceed with the registration and sale of the Units of Common Stock and Warrants as contemplated in the Registration Statement. Registrant's management thus believes that withdrawal of the Registration Statement is appropriate and consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

     The Registrant confirms that no securities were offered or sold pursuant to the Registration Statement, that the Commission did not declare the Registration Statement effective, and that no preliminary prospectuses were circulated.

     Please provide the Registrant with a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (303) 527-1661. If you have any questions, please contact Registrant's counsel, William F. Riggs, at (918) 591-5226 (fax 918-591-5360).


                                        Sincerely,


                                        SportsTrac Systems, Inc.


                                        By:  /s/  Marc R. Silverman
                                             -------------------------------
                                             Marc R. Silverman, President


cc:  Alison Toledo; Mail Stop 3-4